Exhibit 21

SUBSIDIARIES OF EXP WORLD HOLDINGS, INC. CORPORATION

Name	Jurisdiction of Organization
eXp Real Estate Holdings, Inc.	Washington
eXp Realty Associates, LLC	Georgia
eXp Realty, LLC	Washington
eXp Realty of California, Inc.	Washington
eXp Realty of Canada, Inc.	Canada
eXp Realty of Connecticut, LLC	Connecticut
eXp Realty North, LLC	North Dakota
First Cloud Mortgage, Inc.	Delaware